[MFLEX letterhead]

Via Edgarlink and Overnight Delivery

February 26, 2009

Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.
Form 10-K for the fiscal year ended September 30, 2008
Filed December 9, 2008
File No. 000-50812

Dear Mr. Krikorian:

This letter is being filed by Multi-Fineline Electronix, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated January 30, 2009 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Annual Report”).

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall the meanings assigned in the Annual Report.

Form 10-K for the year ended September 30, 2008

Item 1, Business, page 1

1.	We note that you have filed your Master Development and Supply Agreement with Apple Computers as an exhibit. However, there appears to be no discussion of the agreement and its material terms in the annual report. Please advise.

Response: The Company believes that it has provided sufficient disclosure with respect to its customer arrangements for investors to have a meaningful understanding of the risks and benefits to the Company of such arrangements. Specifically, the Company discloses:

•

The fact that substantially all of the Company’s customers purchase products on a purchase order basis, which purchase orders are subject to cancellation and no minimum purchase obligations – see, e.g., page 13 of the Annual Report under the Risk Factor “Our customers have in the past and likely will continue to cancel their orders, change production quantities, delay production or qualify additional vendors, any of which could reduce our net sales and/or increase our expenses.”

•	The type of customers by industry – see, e.g., page 7 of the Annual Report under the caption “Customers.”

•	The identity of major customers – see, e.g., page 7 of the Annual Report under the caption “Customers.”

•	Customer concentrations on a quarterly and annual basis for customers in excess of 10% of net sales – see, e.g., page 7 of the Annual Report under the caption “Customers.”

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The fact that our customer arrangements involve various indemnification and other provisions that may require us to remit money to our customers if we have product failures – see, e.g., page 14 of the Annual Report under the Risk Factor “Significant product failures could harm our reputation and our business.”

Given that the Company’s product mix varies substantially on a regular basis, the Company does not believe that a detailed description of each individual contract with a specific customer is as meaningful to investors as a general description of the types of terms that are contained in the Company’s arrangements and the potential impact to the Company of those terms (which the Company respectfully believes it has disclosed). For example, specific provisions in one contract with one customer may have more meaning to the Company in a particular quarter because sales to that customer are significant in that quarter, whereas sales to that customer in the next quarter may be much less significant, and thus the contract provisions with that customer less significant.

Notwithstanding the Company’s belief that it has provided sufficient disclosure to investors regarding the terms of its material contracts, the Company proposes to include the following disclosure in future annual reports:

The Company is party to several contracts with its customers. These contracts generally provide that the Company will manufacture products for the customers against purchase orders delivered by the customers. The contracts provide for no minimum purchase obligations, but do contain general terms regarding timing of payment, product delivery, product quality controls, confidentiality, ownership of intellectual property and indemnification. Additional terms may also be included in specific purchase orders. Some of these contracts also contain provisions that require the Company to pay liquidated damages if the Company fails to perform its obligations under the contracts.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

2.	Tell us what consideration you have given to disclosing the impact any known trends or uncertainties will have or are reasonably likely to have on your future results of operations. In this respect, your disclosures do not discuss the impact that the current economic conditions may have on your unit volume shipments. We refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350, Sections B.III.

Response: The Company respectfully notes that in the Annual Report it provided guidance indicating that it expects its expanded wireless sector customer base as well as unit volume increases on new consumer programs to continue to drive top line revenue growth in fiscal 2009 in the wireless and consumer products sectors – see, e.g., the discussion under the caption “Net Sales” on page 34 of the Annual Report. The Company’s sales were strong in fiscal 2008 and the Company reported record sales for the first quarter of fiscal 2009 – see, e.g., the discussion under the caption “Net Sales” on page 20 of the quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed with the Commission on February 9, 2009 (the “Quarterly Report”).

Further, in the press release announcing its first quarter fiscal 2009 results, which was furnished as an exhibit to the Company’s current report on Form 8-K filed on February 5, 2009, the Company indicated that it anticipates its sales will continue to be strong through at least the second quarter of fiscal 2009 despite the current economic conditions – see, e.g., the Company’s guidance that it expects second quarter fiscal 2009 sales to range between $170 and $190 million, which is an increase over sales for the second quarter of fiscal 2008. In making these disclosures, the Company considered, among other things, the impact of the current economic climate as well as existing and forecasted orders by the Company’s customers. Consistent with its past practices, the Company will continue to consider the economic climate and known trends that may impact its results of operations and make any related disclosures that are warranted in its future filings.

3.	Tell us what consideration you have given to disclosing key indicators of financial condition and operating performance that materially affected your results of operations from one period to the next. In this respect, please clarify whether you consider unit volume shipments, factory utilization and manufacturing yields to be key and important indicators of your financial performance. If so, additional disclosure which quantifies and analyzes these results would provide an improved understanding of your financial results. We refer you to SEC Release 33-8350, Sections III.B.1 and 3.

Response: The Company has given consideration to disclosing key indicators of financial condition and operating performance as they materially affect the Company’s operations and believes that its existing disclosure in which it discloses information regarding its yield and unit volume shipment provides such information to investors.

In reaching this determination, the Company considered the following:

•	The Company’s “products” are flexible printed circuit assemblies that are incorporated into specific products by its customers and are usually not end-user products.

•	At any time, the Company may have more than 100 products in production, each with its own separate (i) unit volume, (ii) price, (iii) targeted yield and (iv) actual yield.

•

Over the course of a quarter, the unit volume for a specific product may change dramatically as the Company’s customers order on a purchase order basis, and may change, alter or terminate those orders with little or no notice.

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The pricing, yields and volume with respect to each product are also subject to wide fluctuation on a regular basis depending on timing of orders received and plant manufacturing and scheduling considerations.

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The Company’s performance in any given period is highly dependent on its ability to secure such individual product orders with pricing and targeted yields that will permit the Company to make a profit, and then to manufacture a blend of all of those products in accordance with (or better than) the Company’s targeted blended yield for all such products.

Thus, the Company believes that providing quantitative disclosure on a product by product basis regarding unit volume sales, manufacturing utilization and manufacturing yields is not necessarily indicative of its financial performance from one period to the next and would not be meaningful to investors. Instead, the Company discloses information about known changes or trends in unit volumes, capacity utilization and yields in its periodic filings and discusses how these factors impact its total sales and margins.

Further, the Company submits that disclosure of such quantitative information on a product by product basis, while not providing meaningful information to investors, would be precluded in many cases by customer confidentiality arrangements, and also would place the Company at a competitive disadvantage vis-à-vis its competitors, who could attempt to use such information to gain an unfair advantage over the Company.

Examples of the Company’s disclosure regarding volume, utilization and yields on an aggregate basis in its periodic disclosures and how these factors impact its total sales and margins include:

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The discussion regarding the impact that new programs and increased unit volumes had on the Company’s net sales to the wireless and consumer products sectors – see, e.g., page 34 of the Annual Report under the caption “Net Sales.”

•	The discussion regarding the impact that improved manufacturing yields had on the Company’s margins – see, e.g., page 34 of the Annual Report under the caption “Cost of Sales and Gross Profit.”

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The forward-looking statements regarding the impact the Company expects unit volume shipments and manufacturing utilization and yields to have on its performance during fiscal year 2009. Specifically, the Company anticipates that unit volume sales will continue to drive revenue growth as discussed in detail in the response to comment #2 above – see, e.g., page 34 of the Annual Report.

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The discussion regarding the impact that increased average unit prices resulting from added material content and increased unit volume shipments to the consumer products sector and, in particular, a key customer within that sector, had on the Company’s net sales – see, e.g., page 20 of the Quarterly Report under the caption “Net Sales.”

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The discussion regarding the impact that decreased sales to the wireless and industrial sectors had on the Company’s net sales – see, e.g., page 20 of the Quarterly Report under the caption “Net Sales.”

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The discussion regarding the impact that higher material content on new programs and increased labor and overhead spending on the higher business volumes as well as cost reductions from improved manufacturing yields had on the Company’s margins – see, e.g., pages 20 and 21 of the Quarterly Report under the caption “Cost of Sales and Gross Profit.”

Critical Accounting Polices and Estimates, page 30

4.	Your disclosures on page 32 indicate that in determining the fair value of your long-lived assets you relied on the assistance, of outside experts. Please describe the nature and extent of the outside expert’s involvement in determining the fair value of your long-lived assets for purposes of impairment testing. Be advised that if the third-party valuation specialist is deemed an expert, you should disclose the name of the specialist if you refer to them. You also may be required to include a consent as an exhibit to your Form 10-K if it serves as an update to an effective registration statement or is incorporated by reference into another filing which requires a consent. See Securities Act Rule 436 of Regulation C.

Response: The Company respectfully advises the Staff that the Company’s management made the determination of fair value with respect to the Company’s long-lived assets based on a variety of factors and did not rely materially on any one piece of information, including any outside consultant’s report or opinion, in making its final determination as to the fair value of its long-lived assets for purposes of impairment testing. Included in the calculus of management’s determination was certain information provided by a third-party valuation specialist that provided management with indicative values as to certain equipment located in the Company’s facilities. In addition, management collected information regarding indicative valuation of assets from other external sources, including, for example, asking and sales prices of comparable assets in the market. Management considered all of these factors and others in reaching its determination as to whether its assets were impaired. The Company submits that the third party valuation specialist that provided only one piece of the information considered by management is not an expert within the meaning of Securities Act Rule 436, did not provide an opinion or report within the meaning of such rule and should not have been referred to as an expert in the Company’s filings (and will not be so identified in future filings).

Results of Operations, page 34

Year Ended September 30, 2008 Compared to Year End September 30, 2007

5.	We note that you experienced material increases in net sales between fiscal 2007 and 2008. Please tell us what consideration you gave to including a narrative discussion of the extent to which such increases are attributable to increases in prices or increases in volume or to the introduction of new products or services. See Item 303(a)(3)(iii) of Regulation S-K. Also, we note your disclosure in the risk factors on page 13 that your selling prices are affected by your products’ life cycles. Please tell us what consideration you gave to providing quantitative disclosure regarding how the prices you charged for your products and the volume of products sold to your largest customers changed between fiscal 2006 and fiscal 2008 as a result of your products’ life cycles and how those changes in price and volume impacted your sales during those years.

Response: The Company respectfully believes that it has disclosed on page 34 of the Annual Report under the caption “Net Sales” the primary driver of the increase in net sales between fiscal 2007 and fiscal 2008 as increased unit volume wireless sales (see, i.e., the following language on page 34: “Net sales increased . . . driven primarily by increased net sales to customers within our wireless section. . .”). The Company further discloses in the same paragraph that “The increase in wireless sales was largely due to the ramp up of new programs and unit volume shipment increases to three customers offset by declines in unit volume shipment to a fourth customer….”

As noted in the response to Comment No. 3 above, the Company’s products are flexible printed circuit assemblies sold to manufacturers to be incorporated in such manufacturer’s end-user products. At any time, the Company is manufacturing a substantial number of disparate products (e.g., 100 or more separate products may be in production at any time). The volume for these products changes constantly, as customers order products on a purchase order basis, and those orders are subject to change, modification and termination at any time. As a result, the Company does not believe it would provide meaningful disclosure to investors to attempt to quantify individual pricing on a product by product basis. Further, providing a blended average of product pricing during a particular quarter would not be meaningful to investors because: (1) prices among different products vary widely and (2) investors would not know what products are experiencing pricing increases or decreases, what the yields are for such programs, or the volume of a particular product. Finally, the Company submits that disclosure of specific information such as individual pricing on a product by product basis or blended average pricing during a particular quarter, while not providing meaningful information to investors, would be precluded in many cases by customer confidentiality arrangements, and also would place the Company at a competitive disadvantage vis-à-vis its competitors, who could attempt to use such information to gain an unfair advantage over the Company.

6.	We note that sales to Motorola and its subcontractors decreased significantly between fiscal 2006 and 2008. Please describe to us the factors that underlie this trend as well as the factors that have contributed to the changes in sales to your other major customers. Please tell us what consideration you gave to disclosing these factors in your results of operations discussion. Also, please describe your customer diversification efforts and explain how those efforts have impacted sales to your major customers.

Response: As disclosed on page 36 of the Annual Report under the captions “Net Sales,” the decrease in sales to Motorola between fiscal 2006 and 2008 was due to price reductions and substantially reduced sales volumes as a result of increased competition for Motorola’s business and softer demand from Motorola, who reported reduced sales during this period. (Note, in the Annual Report, Motorola is referred to as the Company’s largest customer due to Motorola’s request that the Company refrain from using its name whenever possible). Additionally, as disclosed on page 34 of the Annual Report, the Company’s sales to the industrial sector, which included Motorola, decreased 23% and 14% in fiscal 2008 and fiscal 2007, respectively, due to declining demand.

Changes in sales to other major customers have been driven by the Company’s customer diversification efforts, which included expanded manufacturing capacity and capabilities. The Company also leveraged its internal sales force with existing outside non-exclusive sales representatives to attract new customers in the wireless and other sectors of the electronics industry where functionality and packaging size dictate the need for flexible printed circuits and component assemblies. In addition to the Company’s customer diversification efforts, the demand for smart mobile devices, which have a higher flexible assembly content than standard mobile phones, has increased over this period, resulting in an increase in demand for the Company’s products. The Company leveraged its expertise in developing products for smart mobile devices to serve this growing market. As a result of the Company’s customer diversification efforts and the growth in the smart mobile device market, the Company’s customers other than Motorola grew by 67% from fiscal 2007 to fiscal 2008 with the Company’s four largest customers representing 45%, 20%, 20% and 11% of the total sales for the fiscal year 2008 as compared to 57% of sales to Motorola in fiscal year 2007. The Company believes that it has provided adequate disclosure regarding these trends and refers the Staff to the discussions of the foregoing in the Annual Report on pages 29, 34 and 36 in each case under the caption “Net Sales,” and on pages 3, 5 and 8 under the captions “Business Strategy,” “Competitive Strengths” and “Sales and Marketing,” respectively.

Liquidity and Capital Resources, page 37

7.	Describe the changes you instituted that improved customer payment terms. Compare the original terms against the new payment terms. Describe any incentives granted to customers that improved their collection history. Consider disclosing the change in payment terms and the resulting impact on your DSO ratio. In addition, please clarify how you determine your days sales outstanding and provide us with your calculations for each period presented.

Response: The Company acknowledges the Staff’s comment and believes that its overall discussion of customer payment terms and the impact that improved customer payment terms have had on its accounts receivable balance provide sufficient disclosure for investors to have a meaningful understanding of the changes in the Company’s principal components of operating cash flows for fiscal 2008 (see page 38 of the Annual Report). Given that the Company’s product mix varies substantially on a regular basis, as do the payment terms applicable to the Company’s various customers, the Company does not believe that a detailed description of individual contract terms, including payment terms, would be as meaningful to investors as the overall description of how improved payment terms have impacted the Company’s operating cash flows that the Company has provided. Further, the Company’s individual customer payment terms are negotiated with each of our four major customers based on a variety of factors and are proprietary and confidential commercial information relating to how the Company pursues profits and maintains cash flows. Disclosure of such payment terms would cause competitive harm to the Company, because the Company’s customers might begin demanding lower payment terms based on what terms the Company gives to specific customers.

The Company calculates days sales outstanding by dividing the average of the total receivables’ beginning and ending balances for the period by the amount determined from dividing net sales for the period divided by the number of days in such period. The calculations for the periods presented are as follows:

Fiscal 2008 – ((162,414+124,313)/2)/(728,805/360) = 70.8 (Report provides 68.6)

Fiscal 2007 – ((124,313+109,517)/2)/(508,147/360) = 82.8

Fiscal 2006 – ((109,517+71,488)/2)/(504,204/360) = 64.6 (report provides 64.4)

In preparing this response, the Company discovered that the Annual Report contained two minor errors with respect to the days sales outstanding as noted above, which the Company does not consider to be material deviations from the disclosure contained in the Annual Report. The Company will correct these errors in future filings.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Restricted Cash, page 55

8.	You disclose that have restricted cash held at the direction of the County of Orange, California, to finance clean-up cost. Provide your consideration of whether an asset retirement obligation exists as outlined in SFAS 143. See paragraph 2 of SFAS 143.

Response: The Company has considered the requirements of SFAS 143 and after analysis, has determined that the restricted cash held at the direction of the County of Orange does not constitute an asset retirement obligation. In coming to this conclusion the Company considered its underlying operational and manufacturing activities and the original intent and purpose for establishing the restricted cash balance that has been set aside for the benefit of the County of Orange. As part of its on-going manufacturing process the Company utilizes various hazardous chemicals and chemical solutions. The Company, in order to maintain quality within its manufacturing processes, is continually (on a daily, weekly and monthly basis) disposing of and replenishing these chemicals and hazardous materials in the normal course of its operating activities. The County of Orange requires the Company to maintain a restricted cash balance as a financial surety to support this on-going disposal activity. In this way the County is assured that funds are always available for the disposal of hazardous chemicals and materials used in the Company’s manufacturing processes. As the use of these funds is not related to the Company’s long lived assets themselves or their retirement, but rather to support the on-going hazardous material disposal activity, the Company does not deem it to fall under the treatment of SFAS 143.

The Company proposes to include disclosure substantially similar to the following in future annual reports to further clarify the nature and underlying purpose of this restricted cash:

The Company also had restricted cash of $203 and $135 as of September 30, 2008 and 2007, respectively, held at the direction of the County of Orange, California, to finance costs of hazardous waste removal, estimated by the Company and approved by the County, in the event that the Company vacates its Anaheim, California manufacturing facilities without first disposing of the on-site hazardous waste. During fiscal year 2008, the Company updated its analysis of waste removal costs and accordingly increased its restricted cash deposit. The Company is not a party to any environmental claims. As of September 30, 2008, the Company believes the amount held as restricted cash is sufficient to pay hazardous waste removal costs that may exist, if any, should the Company vacate its facilities.

Note 8. Segments, page 61

9.	Tell us and disclose in future filings the nature of your elimination adjustments with respect to net sales and total assets.

Response: Net Sales and Asset amounts as reported in the consolidated financial statements are gross amounts that include intra-company sales transactions and subsidiary investments (i.e., transactions between the Company and its subsidiaries and transactions between the Company’s various subsidiaries). The elimination adjustment reflects the elimination of these various intra-company transactions and investments consistent with principles of consolidation.

In accordance with the Staff’s comments, the Company included additional detail regarding the elimination adjustment in the Quarterly Report and the Company intends to provide additional detail in future filings. Specifically, the Company proposes to include the following disclosure in future filings:

Segment net sales and asset amounts include intra-company product sales transactions and subsidiary investment amounts, respectively, which are offset in the elimination line.

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

10.	We note your statement that “[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…” Accordingly, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Response: The Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the Annual Report. In future filings, the Company will either remove the language cited above (i.e. “. . . any controls and procedures . . . can provide only reasonable assurance of achieving the desired control objectives”) or will clearly state that its disclosure controls and procedures were effective at the “reasonable assurance level.”

Executive Compensation, page 20

Incorporated by Reference from Definitive Proxy Statement filed on January 21, 2009

Compensation Programs Objectives and Philosophy, page 20

11.	Your disclosure on page 21 suggests that your compensation committee may have used information from other companies to determine compensation levels for your executive officers. Please clarify the precise nature of your benchmarking activities. If you benchmark either total or individual elements of compensation against comparable companies, clarify how you benchmark, such as whether you set a specific percentile or range for total or individual compensation, and identify the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company’s Compensation Committee bases its executive compensation decisions on a review of many factors including: analyzing competitive data from 12 companies in a cross-industry sub-set of technology industry companies (the “Peer Group”), which are identified on page 20 of the Company’s Definitive Proxy Statement, filed on January 21, 2009 and incorporated by reference into the Annual Report (the “Proxy”); the Company’s achievements for the preceding fiscal year; the individual executive’s past and expected contributions to the Company; changes in the individual executive’s roles and responsibilities; and long-term value of such individual to the Company. See page 21 of the Proxy. The Compensation Committee analyzes the competitive data of the Company’s Peer Group on a qualitative not quantitative basis and based on such analysis sets compensation for the Company’s executives within a range that it determines is competitive. The Company acknowledges the Staff’s comments and believes that the discussion in the Annual Report regarding its determination of compensation levels for executives is responsive to Item 402(b)(2)(xiv) of Regulation S-K, including the related guidance in Release 33-8732A. In particular, the Company “assessed the materiality to investors of the information that is identified by Item 402(b)(2)(xiv).” See Section II.B.1 of Release 33-8732A. Based on this assessment, the Company determined that:

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identifying the 12 comparable companies in the Company’s Peer Group and describing them as “companies generally considered comparable to the Company in a cross-industry sub-set of technology industry companies – see, e.g., page 20 of the Proxy under the caption “Compensation Programs Objectives and Philosophy;”

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discussing how the Compensation Committee bases its compensation decisions on a detailed review of many factors, including the compensation of executive officers in the Company’s Peer Group – see, e.g., page 21 of the Proxy under the caption “Compensation Programs Objectives and Philosophy;”

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discussing how the Compensation Committee considers market information and the base salaries paid to executive officers of the Company’s Peer Group for determining the base salary of its executive officers and CEO – see, e.g., page 22 of the Proxy under the caption “Base Salary;” and

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discussing how the Compensation Committee considered the CEO’ s salary increase appropriate given a comparison of his salary to CEOs at other companies within the Company’s Peer Group – see, e.g., page 22 of the Proxy under the caption “Base Salary,”

provided investors with the material information necessary to understand the Company’s process for determining executive compensation. Further, in the Company’s view, this description provided investors with information adequate to understand the analysis conducted by the Compensation Committee, which viewed the data compiled from the Peer Group on an aggregated, not an individualized, basis.

Base Salary, page 10

12.	Your disclosure regarding how the compensation committee sets base salaries is vague. For example, you state that in determining base salaries, the compensation committee considers the executive’s level of responsibilities and performance, market information and the base salaries and other incentives paid to executive officers in the company’s peer group. Please tell us more specifically how the compensation committee evaluated and weighed these factors in setting the base salaries for each of your executive officers in 2008. For example, please identify individual and corporate performance criteria that were considered in setting each officer’s base salary for 2008. Please also discuss any changes in an executive’s responsibilities that resulted in a change in that executive’s base salary in 2008. We note that your discussion on page 24 regarding how your compensation committee determined the size of the equity grants made to your named executive officers in 2008 is similarly general. Please tell us more specifically how the compensation committee evaluated and weighed the factors discussed on page 24 in determining the size of the equity grants. Please also identity the specific performance objectives and quantitative targets that underlie the RSU grants made to Mr. Lee.

Response:

Base Salaries and Equity Grants

The Company acknowledges the Staff’s comments and respectfully believes that the discussion in the Annual Report is responsive to 402(b)(2)(v) and (xiv) of Regulation S-K. The Company considered the guidance in Item 402(b)(2) of Regulation S-K and Release 33-8732A. In particular, the Company “assessed the materiality to investors of the information that is identified by Item 402(b)(2)(v) and (xiv).” See Section II.B.1 of Release 33-8732A. Based on this assessment, the Company determined that:

•

discussing how the Compensation Committee bases its compensation decisions on a detailed review of many factors including the Company’s peer group – see, e.g., page 21 of the Proxy under the caption “Compensation Programs Objectives and Philosophy” on;

•

discussing how salaries for the Company’s Executive Officers and CEO are set on a case-by-case basis, taking into account the individual’s level of responsibilities and performance as well as competitive market factors, in particular with respect to Reza Meshgin whose base salary increased from $277,200 to $450,000 from fiscal 2007 to fiscal 2008, corresponding to his increased responsibilities with his promotion from COO to CEO during fiscal 2008 – see, e.g., page 22 of the Proxy under the caption “Base Salary”;

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discussing how the Compensation Committee uses equity compensation to better align executive officers’ interests with the interests of the stockholders – see, e.g., page 24 of the Proxy under the caption “Stock Grants”; and

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discussing how, in determining the number of shares underlying each equity grant, the Compensation Committee considers the Company’s and each executive officer’s performance, each executive officer’s roles and responsibilities within the Company, each executive officer’s base salary and comparable awards to similarly situated individuals – see, e.g., page 24 of the Proxy under the caption “Stock Grants,”

provided investors with the material information necessary to an understanding of the Compensation Committee’s method of setting the base salaries and equity awards for its executive officers and CEO.

Equity Grants and RSU Grants to Mr. Lee

The Company acknowledges the Staff’s comment and believes that disclosing the performance objectives and quantitative targets that underlie the RSU grants made to Mr. Lee is not required by Instruction 4 to Item 402(b) because it would involve the disclosure of confidential commercial or financial information, which would result in competitive harm to the Company (see analysis below under Note 13). Further, in response to the Staff’s comment, in future filings the Company will expand and enhance its discussion of how difficult it will be for the Mr. Lee to achieve the undisclosed objectives and targets.

Bonuses, page 23

13.	We note that you have not provided a quantitative discussion of the company and individual performance targets that must be achieved in order for your named executive officers to earn their annual bonuses. As these targets appear to be material to your compensation policy, they should be disclosed pursuant to Item 402(b)(2)(v) of Regulation S-K. If you have omitted the performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion that disclosure of the performance targets would cause you competitive harm. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.

Response: The Company acknowledges the Staff’s comment and respectfully believes it has provided sufficient information to allow investors to understand the Company’s financial and individual performance targets. The Company refers the Staff to pages 23 and 24 of the Proxy under the caption “Bonuses” and page 73 of the Annual Report under Item 9B where the Company provided a detailed description of the bonus plan and related metrics. Specifically, with respect to each Executive Officer and the CEO the Company disclosed: (1) the total bonus opportunity; (2) the portion of the bonus opportunity tied to each of the Company’s financial goals and individual performance; (3) the financial metrics used to measure the Company’s performance; (4) the thresholds that had to be attained with respect to the financial metrics for bonuses to paid at different levels; and (5) the factors used to measure individual performance. Specifically, the Company refers the Staff to page 23 where the foregoing factors with respect to the fiscal year 2008 bonuses are discussed in detail. Specifically, the Company disclosed:

•	the total bonus opportunity and the percentage of total bonus opportunity to base salary for each named executive officer;

•	the percentages of the bonuses that were tied to financial goals (51%) and individual goals (49%);

•	the financial metrics used—revenue, profits after tax and return on equity;

•

the percentage of the financial metrics goals that had to be achieved to meet the minimum threshold (at least 70% of each financial metric target) and the percentage of the financial goals bonus that was earned upon meeting the minimum threshold (50%);

•	the percentage of the financial metrics goals that had to be achieved to earn 100% of the financial goals bonus opportunity (at least 100% of each financial metric target);

•	the fact that additional bonus amounts could be earned if the Company exceeded the financial metrics goals; and

•	the factors that the Compensation Committee applied for each named executive officer in determining the individual goals.

The only information that the Company omitted were the Company’s specific goals with respect to the financial metrics which the Company respectfully believes are not required by Instruction 4 to Item 402(b) because they contain confidential commercial and financial information, which would result in competitive harm to the Company.

Pursuant to Instruction 4, the standard to use when determining whether disclosure would cause competitive harm is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. Rules 406 and 24b-2 provide that the Commission can grant confidential treatment if it determines that such treatment is justified under Section 552 of the Freedom of Information Act, 5 U.S.C. § 552. Subsection (b)(4) of Section 552 (“Exemption 4”) authorizes the Commission to exempt from public disclosure “trade secrets and commercial or financial information obtained from a person and privileged or confidential.”

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Commercial or Financial Information. The terms “commercial” or “financial” in Exemption 4 “should be given their ordinary meanings.” See Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983). Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See American Airlines Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978). Examples of commercial or financial information include, among other things, pricing arrangements, business sales statistics, customer and supplier lists, information on financial conditions and other commercial details.

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Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F.Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).

•

Privileged or Confidential. Confidential commercial or financial information is information that if disclosed would cause substantial harm to the competitive position of a person. National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) and National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 677-78 (D.C. Cir. 1978); Public Citizen, 704 F.2d 1280, 1291.

The terms of the Company’s targets and performance objectives include financial, sales, strategic planning, customer, operating and other commercial information. This information is derived from the Company’s confidential, competitively sensitive business plans. Currently, the Company faces intense competition in the domestic and international marketplace, and disclosure of this proprietary commercial, financial and business information would result in competitive harm to the Company by providing competitors with insight into the key terms and elements of Company’s business strategies, plans and targets.

Because the terms of the Company’s targets and performance objectives are commercial or financial information obtained from a person and privileged or confidential, disclosure of such terms is not required by Instruction 4 to Item 402(b) of Regulation

S-K.

In further response to the Staff’s comment, in future filings, the Company will expand and enhance its discussion of how difficult it will be for the executives to achieve the undisclosed objectives and targets, as well as how likely it is that the Company will achieve the undisclosed targets.

Certain Relationships and Related Transactions, Page 31

14.	Please describe for us your contractual arrangements with WBL Corporation and its affiliates. If your purchases and sales with WBL and its affiliates were made pursuant to written agreements, please provide us with your analysis as to why such agreements should not be filed as exhibits pursuant to Item 601(b)(10)(ii)(A) of Item S-K. Also, please describe to us the material terms of your subcontract agreement with MFS Technology Ltd. and provide us with your analysis as to whether you are required to file this agreement as an exhibit.

Response: The Company acknowledges the Staff’s comments and respectfully believes that it is not required to disclose the contractual arrangements with WBL Corporation and its affiliates (WBL Corporation and its affiliates, including MFS Technology Pte. Ltd., collectively “Wearnes”) under 601(b)(ii)(A) of Regulation S-K because: (1) the purchase and sale arrangements between the Company and Wearnes involved the purchase and sale of current assets having determinable market prices, at such prices; and (2) the other contractual arrangements are not material to the Company.

Item 601(b)(10)(ii)(A) of Regulation S-K requires the filing of, unless where immaterial in amount or significance, any contract to which directors, officers, promoters, voting trustees, security holder named in the registration statement or report, or underwriters are parties other than the contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.

First, the purchase and sale arrangements involved the sale of certain products, materials and equipment—current assets—made at determinable market prices. Additionally, the purchase and sale arrangements between the Company and Wearnes did not include minimum purchase obligations.

Second, the Company’s contractual arrangements with Wearnes were not material in amount or significance. As reported in the Proxy the Company had roughly $2.6 million in sales to Wearnes, which only amounted 0.3% of net sales for the period ended September 30, 2008, as disclosed on the Consolidated Statement of Income for the period ending September 30, 2008. Similarly, the Company purchased roughly $9 million in materials from Wearnes, which amounted to only 1.5% of the Company’s cost of sales, as disclosed on the Consolidated Statement of Income for the period ending September 30, 2008. The Company’s purchase of $1 million in equipment from Wearnes only constituted 0.3% of the Company’s book value of its property, plant and equipment as disclosed on the Consolidated Balance Sheets at September 30, 2008. The Company owed Wearnes $3 million, which only amounted to 1.7% of the Company’s total liabilities as disclosed on the Consolidated Balance Sheets at September 30, 2008. Wearnes owed the Company $1.1 million, which amounted to 0.7% of the Company’s receivables at September 30, 2008 as disclosed on the Consolidated Balance Sheets at September 30, 2008.

If, in the future, the Company enters into agreements with Wearnes, which either involve the purchase and sale of assets not made at determinable market prices, or, which are material to the Company, then the Company will determine the appropriateness of filing such agreements as exhibits.

In addition, and per the Staff’s request, the Company hereby acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Reza Meshgin, at (714) 688-5234 or by fax at (714) 238-1487 with a copy to Tom Liguori at (714) 688-5230 or by fax at (714) 688-5230.

Thank you for your assistance in this matter.

Sincerely,

Multi-Fineline Electronix, Inc.

/s/ Reza Meshgin
Reza Meshgin, Chief Executive Officer